

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A21/LHW/sc

10 September 2003





03032268

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

UNITED INVESTMENTS LIMITED TO SELL ITS STAKE IN ASSOCIATE, AFFIN-UOB HOLDINGS SDN BHD

Dear Sir

We enclose a copy of our Announcement dated 10 September 2003, in regard to the above matter, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



Leo Hee Wui
Assistant Secretary



Enc



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

United Investments Limited To Sell Its Stake In Associate, Affin-UOB Holdings Sdn Bhd

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ANNOUNCEMENT

Singapore, 10 September, 2003 - United Investments Limited ("UIL"), a wholly-owned subsidiary of United Overseas Bank Limited, has entered into a Sale and Purchase Agreement to sell all its 45,000,000 ordinary shares of RM1.00 each ("Shares"), representing 45% equity interest in Affin-UOB Holdings Sdn Bhd for a cash consideration of RM48,529,559 to Affin Holdings Berhad. The consideration was arrived at on a "willing-buyer, willing-seller" basis after taking into account the net asset backing of Affin-UOB Holdings Sdn Bhd.

The transaction is subject to certain conditions precedent, including the approvals of the applicable regulatory authorities. Upon the completion of the sale and purchase, Affin-UOB Holdings Sdn Bhd will cease to be an associate of UIL.



Mrs Vivien Chan
Company Secretary